COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 JUL -8 A 9:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08003670

July 2, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

082-02523

SUPPL

Commerzbank AG (File No. ~~82-0253~~)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of two DGAP Voting Right announcements according to article 21 (1) and article 22 of German Securities Trading Act issued recently with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by (a) Credit Suisse International, London, England, (b) Credit Suisse, Zurich, Switzerland and (c) the Credit Suisse Group, Zurich, Switzerland. These items may be of interest to holders of Commerzbank securities.

These materials are furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
JUL 10 2008
THOMSON REUTERS

SEC File No. 082-0253
CIK 0000852933

RECEIVED
2008 JUL -8 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Commerzbank AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

01.07.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Credit Suisse Group, Zurich, Switzerland informed us according to article 21 section 1 and article 24 WpHG that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen under the 3 % limit of the voting rights on June 20, 2008 and as of this date amounted to 2.168% (14,250,275 voting rights).
Hence, the voting rights of the affiliated company of Credit Suisse International, London England, Credit Suisse, Zurich, Swizerland, in Commerzbank AG, Frankfurt am Main, Germany, have also fallen under the 3% limit on June 20, 2008 and amounted to 2.506% (16,470,621 voting rights) as of this date. These voting rights are to attributed to the company with respect to 2.459% (16,162,011 voting rights) according to article 22 section 1, sentence 1 No. 1 WpHG and with respect to 0.047% (308,610 voting rights) according to article 22 section 1, sentence 1 No. 6 in connection with § 22 section 1, sentence 2 WpHG.
Furthermore, Credit Suisse Group, Zurich, Swizerland informed us that the voting rights of Credit Suisse Group, Zurich, Swizerland, in Commerzbank AG, Frankfurt am Main, Germany, have also fallen under the 3% limit on June 20, 2008 and amounted to 2.523% (16,580,244 voting rights) as of this date.
These voting rights are to attributed to the company with respect to 2.462% (16,181,159 voting rights) according to article 22 section 1, sentence 1 No. 1 WpHG and with respect to 0.061% (399,085 voting rights) according to article 22 section 1, sentence 1 No. 6 in connection with § 22 section 1, sentence 2 WpHG.

The string of controlling companies is (starting on the lowest level):
Credit Suisse International, Credit Suisse and Credit Suisse Group.

DGAP 01.07.2008

Language: English
Issuer: Commerzbank AG
Kaiserplatz
60261 Frankfurt am Main
Deutschland
Internet: www.commerzbank.de

End of News DGAP News-Service

SEC File No. 082-0253
CIK 0000852933

Commerzbank AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

02.07.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On June 27, 2008, Credit Suisse Group, Zurich, Switzerland, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, exceed the 3 % limit of the voting rights on June 23, 2008 and as of this date amounted to 4.530 % (29,771,843 voting shares). Voting rights amounting to 4.483 % (29,463,233 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.047 % (308,610 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.
The voting rights of Credit Suisse Group, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, also exceed the 3 % limit of the voting rights on June 23, 2008 and as of this date amounted to 4.547 % (29,881,466 voting shares). Voting rights amounting to 4.486 % (29,482,381 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.061 % (399,085 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG. The string of controlling companies is (starting at the lowest level): Credit Suisse and Credit Suisse Group.

DGAP 02.07.2008

Language:	English
Issuer:	Commerzbank AG
	Kaiserplatz
	60261 Frankfurt am Main
	Deutschland
Internet:	www.commerzbank.de

End of News DGAP News-Service

END